Exhibit 99.1

Silicon Motion Technology Corporation Announces Upcoming Schedule of Events with the Financial Community

Taipei, Taiwan—May 6, 2008—Silicon Motion Technology Corporation (NASDAQ: SIMO), a leading fabless semiconductor company that designs, develops, and markets high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced that it will participate in the following upcoming conferences:

Citi Taiwan Investor Conference

Wednesday, May 7, 2008 (meetings only; no Webcast)

Shangri-La’s Far Eastern Plaza Hotel – Taipei, Taiwan

Oppenheimer 2nd Annual Dragon Call Conference

Tuesday, May 20, 2008 at 11:25 a.m. (Eastern Time)

Oppenheimer’s 300 Madison Avenue offices – New York, NY

Cowen 20/20 TMT Conference

Thursday, May 29 at 1:50 p.m. (Eastern Time)

New York Palace Hotel – New York, NY

Nomura Pan-Asia Semiconductor Conference

Thursday & Friday, May 29-30 (meetings only; no Webcast)

Island Shangri-la Hotel, Hong Kong

Interested parties can listen to a live audio Webcast of the Company’s presentation on the Investor Relations section of Silicon Motion’s website at www.siliconmotion.com. A replay of the Webcast will be available for 90 days following the events.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoC. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoC business is composed of products that support MP3 players, PC cameras, and embedded graphics applications.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
Fax: +886 3 552 6988	Fax: +886 2 2219 6868
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw

Tip Fleming

Vice President

Christensen

Tel: +852 9212 0684

Email: tfleming@ChristensenIR.com

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